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3/3/03




03002492

ITED STATES
Ɔ EXCHANGE COMMISSION
Washington, D.C. 20549

VF-2-28-03

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29983

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warfield Associates, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___450 Park Avenue, Suite 1401___
                        (No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Warfield   **(212) 319-6755**
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myer, Greene & Degge
                (Name – if individual, state last, first, middle name)

P.O. Box 930	**Pearl River,**	**NY**	**10965**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

MAR 0 7 2003

OATH OR AFFIRMATION

I, __Thomas R. Warfield__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Warfield Associates, Inc.__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Chairman__
Title

_____
Notary Public

ANN E. McKENNA
NOTARY PUBLIC, State of New York
No. 4808213
Qualified in Westchester County
Commission Expires Jan. 31, 1994 *2007*

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WARFIELD ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2002
AND FOR THE YEAR THEN ENDED

WARFIELD ASSOCIATES, INC.

I N D E X

INDEPENDENT AUDITOR'S REPORT

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

We have audited the accompanying statement of financial condition
of Warfield Associates, Inc. as of December 31, 2002 and the
related statements of income, changes in stockholder's equity and
cash flows for the year then ended. These financial statements
are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position,
results of operations and cash flows of Warfield Associates, Inc.
as of and for the year ended December 31, 2002, in conformity
with accounting principles generally accepted in the United
States of America.

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in the supplementary data is presented for purposes of
additional anaylsis and is not a required part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

MYER, GREENE & DEGGE

Dated at New York: February 4, 2003

WARFIELD ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Notes 1D and 3)	$ 82,474
Accounts receivable	142,730
Receivable from brokers, dealers and clearing organizations (Note 3)	5,751
Prepaid expenses	30,606
Fixed assets - net (Notes 1C and 4)	29,694
Deposits	15,395
Other investments	14,939
Securities not readily marketable (Note 2)	3,300
TOTAL ASSETS	$324,889

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 26,035
Profit sharing plan contribution payable (Note 8)	39,840
Income taxes payable (Note 5)	-
Total Liabilities	65,875
Commitments and contingencies (Note 7)	-
Stockholder's equity - Schedule 1	259,014
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$324,889

The accompanying notes are an integral part of the financial statements.

EXHIBIT A
SCHEDULE 1

WARFIELD ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock (1)				Paid in Capital	Retained Earnings	Total
	Issued		In Treasury				
	Shares	Amount	Shares	Amount			
Balance, January 1, 2002	20	$2,000	(9)	$(30,000)	$ 148,329	$ 268,158	$ 388,487
Net (Loss)	–	–	–	–	–	(78,765)	(78,765)
Distribution of Subchapter S Corporation Earnings	–	–	–	–	–	(50,708)	(50,708)
BALANCE, DECEMBER 31, 2002	20	$2,000	(9)	$(30,000)	$ 148,329	$ 138,685	$ 259,014

(1) No par value, 200 shares authorized, 20 shares issued and 11 shares outstanding. Treasury stock is reflected at cost.

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Amount	Percent To Total Revenue
REVENUE (Note 1B)		
Advisory fees	$ 1,067,413	62.01
Commissions	651,070	37.82
Interest, dividends & other income	2,965	0.17
Total Revenue	1,721,448	100.00
EXPENSES		
Employee compensation	1,249,332	72.58
Rent, utilities & other occupancy costs (Note 7)	139,825	8.12
Telephone, trading and research services	91,559	5.32
Insurance and fringe benefits	48,648	2.83
Payroll taxes	46,634	2.71
Profit sharing plan (Note 8)	39,840	2.31
Professional fees	37,213	2.16
Auto and travel	34,233	1.99
Meals and entertainment	24,217	1.41
Dues, subscriptions, licenses and registrations	19,312	1.12
Office supplies and general expenses	17,930	1.04
Marketing and advertising	14,869	0.86
Depreciation (Note 1C)	8,730	0.51
Charitable contributions	3,300	0.19
Broker errors	3,131	0.18
Miscellaneous	2,426	0.14
Bank charges	532	0.03
Repairs and maintenance	204	0.01
Total Expenses	1,781,935	103.51
(LOSS) BEFORE INCOME TAX PROVISION	(60,487)	(3.51)
CURRENT INCOME TAX PROVISION (Note 5)		
Local	18,178	1.06
State	100	.01
NET (LOSS)	$(78,765)	(4.58)

*The accompanying notes are an integral part of the
financial statements.*

EXHIBIT C

WARFIELD ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)	$(78,765)
Adjustments to reconcile net income to cash provided by operations:	
Depreciation	8,730
Decrease (increase) in operating assets:	
Accounts receivable	74,870
Receivable from brokers, dealers and clearing organizations	9,425
Prepaid expenses	-
Deposits	(395)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	9,991
Profit sharing plan contribution payable	(12,720)
Income taxes payable	-
Cash Provided By Operations	$ 11,136

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution of Subchapter S Corporation Earnings	(50,708)
Cash (Applied To) Financing Activities	(50,708)
(DECREASE) IN CASH AND CASH EQUIVALENTS	(39,572)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	122,046
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1D)	$ 82,474

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Warfield, Banfield & Co., Inc (The Company), was
incorporated on March 8, 1983 under the laws of the State of New
York to carry on a general investment and management advisory
business. On May 11, 1987, the Company changed its name to
Warfield Associates, Inc. The Company is a broker-dealer
registered with the Securities and Exchange Commission and is
a member of the National Association of Securities Dealers.

B *Revenue:* Transactions for the Company's accounts in securities,
short-term money market instruments and related revenue and expense
are principally recorded on a trade-date basis. For purposes of
determining the realized gain or loss on a sale, the cost of securities
sold is based on a first in, first out method unless shares are
otherwise specifically identified. Dividends are recorded on the ex-
dividend date and interest income is accrued as earned.

C *Fixed Assets:* Furniture, fixtures and equipment are recorded at
cost. Depreciation is computed using accelerated and straight line
methods over the estimated useful lives of the assets. Expenditures
that materially increase the life of the related assets are
capitalized. Expenditures for maintenance and repairs are charged to
operations.

D *Statement of Cash Flows:* For purposes of the statement of cash flows,
cash equivalents include time deposits, certificates of deposit, and
all highly liquid debt instruments with original maturities of 3 months
or less.

NOTE 2--INVESTMENT IN SECURITIES

Securities not readily marketable include certain restricted securities
which cannot be sold at this time. These investments are stated at
estimated value as determined by management.

NOTE 3--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization
deposit accounts which, at times, may exceed federally insured limits.
The Company has not experienced any losses in such accounts and believes
it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing
organizations is attributable to a single clearing organization.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 4--FIXED ASSETS

As of December 31, 2002 fixed assets consisted of the following:

Office equipment	$ 59,977
Furniture and fixtures	24,812
Transportation equipment	20,331
Leasehold improvements	16,173
	121,293
Less: Accumulated depreciation	(91,599)
NET TOTAL	$ 29,694

NOTE 5--INCOME TAXES

The Federal income taxes on the net income for the year are payable
personally by the shareholders pursuant to an election under
Internal Revenue Code Section 1362(a) to be taxed as a small
business corporation. In addition, the Company has elected,
pursuant to Section 660 of Article 22 of the New York State tax law,
to be taxed as a small business corporation. However, the Company is
liable to New York City for local income taxes.

The Company's effective income tax rate is different than what would
be expected if the local statutory rates were applied to income from
continuing operations primarily because the Company uses different
accounting methods for financial reporting and tax reporting purposes,
expenses deductible for financial reporting purposes that are not
deductible for tax purposes, and the fact that New York City does not
recognize subchapter S corporations.

NOTE 6--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net
Capital Rule 15c3-1, which specifies uniform minimum net capital
requirements for all registered brokers and dealers. At December 31,
2002, the Company had net capital, as defined, of $21,778, which was
$16,778 in excess of its regulatory requirements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 7--COMMITMENTS AND CONTINGENCIES

Effective November 2002, the Company entered into a lease agreement
for the rental of their New York City facilities. The term of the
lease expires on June 30, 2008. The lease calls for base rents,
including electric, starting at $11,492 per month and increasing
periodically up to $16,726 per month. Commencing July 1, 2003,
through the expiration date, the Company will be responsible for an
additional electrical inclusion factor of $8,208 per annum. In
addition, the Company is also responsible for real estate tax
escalation clauses.

Miniumum future payments required under the above agreement for the
next five years and thereafter are as follows:

2003	$ 138,000
2004	198,000
2005	202,000
2006	205,000
2007	209,000
Thereafter	105,000
	$1,057,000

NOTE 8--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially
all employees.   Contributions to the plan are based on management's
discretion and contributions are determined using a percentage of
the participating employees' salaries for 2002. The amount of profit
sharing expense charged to operations was $39,840.

NOTE 9--RELATED PARTY TRANSACTIONS

During 2002, the Company received approximately $166,000 of advisory
fees from a joint venture of which the Company's president and sole
stockholder is a general partner. At December 31, 2002, the balance
due from the joint venture included in accounts receivable amounted
to $10,753.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 10--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$ -
Income taxes	18,278

NOTE 11--USE OF ESTIMATES

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

WARFIELD ASSOCIATES, INC.

SUPPLEMENTAL DATA

WARFIELD ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total stockholders' equity		$ 259,014
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other allowable credits		-
Total capital and allowable subordinated liabilities		259,014
Deductions and/or charges:		
Total nonallowable assets	236,664	
Other deductions or charges	-	
Other additions or credits	-	(236,664)
Net capital before haircuts on security positions		22,350
Haircuts on trading and investment securities		(572)
Undue concentration on trading and investment securities		-
Net capital		21,778
Computation of net capital requirement:		
Minimum net capital required		5,000
EXCESS NET CAPITAL		$ 16,778

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 31,769
Difference due to adjustments to accounts payable and accrued expenses	(9,991)
NET CAPITAL PER ABOVE	$ 21,778

WARFIELD ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Correspondent Services
Corporation. This company files financial statements with the
Securities and Exchange Commission pursuant to Rule 17a-5.

WARFIELD ASSOCIATES, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

In planning and performing our audit of the financial statements
of Warfield Associates Inc. for the year ended December 31,
2002, we considered it's internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on the
internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness (or aggregate debits)
and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment
    for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal
    Reserve System.

The management of the Corporation is responsible for establishing
and maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Corporation management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

MYER, GREENE & DEGGS

Dated at New York: February 4, 2003